UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 2, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prosensa Holding N.V.

File No. 333-188855 - CF#29618

_____

Prosensa Holding N.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on May 24, 2013, as amended.

Based on representations by Prosensa Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3	through June 10, 2016
Exhibit 10.4	through June 10, 2016
Exhibit 10.5	through June 10, 2016
Exhibit 10.6	through June 10, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary